Exhibit 10(a)
March 10, 2008
Terry R. Pillow
150 West 11th Street
New York, NY 10011
Dear Terry:
     We are pleased to offer you the position of Chief Executive Officer (CEO) of Oxford’s Tommy Bahama Group, Inc. We would like for you to start on a mutually convenient date on which we can agree.
     Your responsibilities will include overseeing the operation and management of Oxford’s Tommy Bahama Group division and such other duties and responsibilities as may be assigned from time to time. You will report directly to me.
     Your beginning base salary will be $750,000.00 annually, which is earned and paid on a bi-weekly basis, subject to deductions for taxes and other withholdings as required by law or the policies of the company. Your overall performance and achievement of your predetermined goals are generally reviewed at the end of each fiscal year. The review process assists in determining a salary increase and bonus payout. Salary increases, if warranted, are expected to be effective at the beginning of April each year. Your first salary review will come in April 2009 after completion of our 2008 fiscal year.
     You will be eligible to participate in Oxford’s bonus program for fiscal 2008. Under the bonus program, you will be eligible to earn and receive a cash bonus in an amount equal to 60% of your annual base salary at target and 100% of your base salary at maximum. For fiscal 2008 only, your bonus will be equal to the greater of 75% of your annualized base salary for fiscal 2008 (pro-rated for the portion of fiscal 2008 during which you are employed by the company) or the amount earned under the terms of the bonus program. Your bonus is expected to be paid in April 2009 and is subject to the terms and conditions of the bonus program. For future years, the terms and conditions of the bonus program may be modified. Information about this program will be sent to you shortly after you join the company.
     You are eligible to participate in the Oxford Deferred Compensation Plan (“DCP”). The DCP offers you the opportunity to defer up to 50% of your base salary plus 100% of your performance based annual bonus. You will have 30 days from your date of employment to enroll in the plan. The plan summary and enrollment information will be sent to you by the plan administrator shortly after you join the company. Please note that the guaranteed portion of your fiscal 2008 bonus will not be eligible for deferral due to the federal regulations governing this plan. However, to the extent your bonus actually earned for fiscal 2008 exceeds the 75% of your base salary which is guaranteed for fiscal 2008, you may elect to defer part or all of such excess pursuant to the DCP.

     Upon employment, you will be nominated for a restricted stock grant of 50,000 shares of Oxford’s common stock, all of which will be scheduled to vest on the third anniversary of the grant date. This grant is subject to review and approval by Oxford’s Board of Directors or Nominating, Compensation and Governance Committee and will be subject to the terms and conditions of Oxford’s Long-Term Stock Incentive Plan and your continued employment with the company for the duration of the vesting period.
     As an active, full-time employee, you will be eligible to elect coverage and participate in a wide range of benefit programs as outlined in the 2008 Benefits brochures. The benefit plans will be discussed with you in detail during new employee orientation. Please note that a few of these programs have specified waiting periods before eligibility commences. You will also receive four weeks of paid vacation per year, pro-rated for partial years. You will not be entitled to any cash or other compensation for vacation time not taken during your employment.
     Should it be mutually determined that a relocation from New York to Seattle is in the best interests of the business, Oxford will provide financial assistance that will include home sale closing costs, home purchase closing costs, movement of household goods, and a miscellaneous allowance. Additionally, we will provide you with transitional mortgage interest assistance on your new Seattle residence by temporarily increasing your bi-weekly salary for the duration of the period during which you own both your Woodstock, New York and Seattle residence or 18 months, whichever is less, by an amount equal to:
     A. (i) the lesser of $2 million or the amount of the purchase price of your Seattle residence multiplied by (ii) the lesser of the actual annual interest rate you pay for a mortgage on your Seattle residence or the market interest rate published in the Wall Street Journal for 30-year fixed rate “jumbo” mortgages on the date that you close on your Seattle residence;

divided by
     B. 26.
     Details of this interest assistance will be determined in advance of such a move.
     In order to comply with US immigration laws, all persons employed by the company must provide evidence of US citizenship or their right to work in the United States. You would be asked to supply such proof on the first day of your employment. Acceptable evidence would include a US driver’s license and a social security card or a US passport.

     This offer is contingent upon your passing a drug test and a background check which may include work background, credit history, criminal history and verification of your academic record including educational degrees. The drug screen form is enclosed. The drug screen must be completed prior to commencement of your employment with Oxford.
     We look forward to developing our relationship with you and hope you will view this opportunity as a chance to have a positive impact on our business. Nonetheless, please understand that Oxford is an at-will employer. This means either you or Oxford are free to end the employment relationship at any time, with or without notice, cause or justification. Nothing in this letter or our policies or procedures either now or in the future are intended to change the at-will nature of our relationship. The at-will nature of your employment cannot be altered or modified except in writing by the Chief Executive Officer of Oxford Industries, Inc.
     If you have any questions at all, please do not hesitate to call Chris Cole, Human Resources Vice President for Oxford, at 404-653-1358 or me at 404-653-1443.
     It is a dynamic, exciting time at Oxford, and we look forward to having you on our team.

Very truly yours,
/s/ J. Hicks Lanier
J. Hicks Lanier
Chairman and Chief Executive Officer Oxford Industries, Inc.

I hereby accept employment on the conditions set forth in this letter.

/s/ Terry R. Pillow
Signature of Candidate